UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Art 3/14/2002

OMB APPROVAL
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[redacted]

02019910

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2002
365

SEC FILE NUMBER
8-16493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hornblower & Weeks, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street, 24th Floor
(No. and Street)

New York, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Lubitz (212) 361-2266
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name — *if individual, state last, first, middle name*)

200 Mamaroneck Ave., Suite502, (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Lubitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hornblower & Weeks, Inc., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

SPERRY R YOUNGER
Notary Public State of New York
No. 01YO6044701
Qualified in New York County
Commission Expires July 10, 2002

Notary Public

Signature

FINOP
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Contols.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hornblower & Weeks, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Hornblower & Weeks, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hornblower & Weeks, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 20, 2002

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

HORNBLOWER & WEEKS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 108,131
Due from clearing broker	437,318
Securities owned, at market value	342,950
Property and equipment - net	45,032
Payroll tax refund receivable	17,077
Deferred tax assets	510,000
Other assets	108,113
Total assets	$ 1,568,621

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 422,856
Short term borrowings - bank	20,277
Inventory sold, not yet purchased	16,322
Note payable – regulatory agency	24,452
Note payable – customer settlement	50,000
Income taxes payable	45,492
Total liabilities	579,399
Stockholder's equity:	
Common stock	150,075
Additional paid-in capital	2,174,929
Deficit	(1,335,782)
Total stockholder's equity	989,222
Total liabilities and stockholder's equity	$ 1,568,621

See accompanying notes to financial statements.

HORNBLOWER AND WEEKS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 1,388,559
Investment banking fees	700,864
Net dealer inventory and trading gains	2,985,137
Interest and other income	231,111
Total revenues	5,305,671
Expenses:	
Compensation and employee benefits	3,218,715
Clearing and execution	324,476
Management fee expense	541,326
Communications and occupancy	392,676
Regulatory fees	125,353
Professional fees	345,886
Customer settlements	274,047
Other operating expenses	1,092,259
Total expenses	6,314,738
Loss before income tax (benefit)	(1,009,067)
Income tax (benefit):	
Current	2,065
Deferred	(290,000)
Total income tax (benefit)	(287,935)
Net loss	($ 721,132)

See accompanying notes to financial statements.

HORNBLOWER & WEEKS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances, January 1, 2001	$ 150,075	$ 1,998,432	$(614,650)	$ 1,533,857
Additional contributed capital	-	176,497	-	176,497
Net loss	-	-	(721,132)	(721,132)
Balances, December 31, 2001	$ 150,075	$ 2,174,929	$(1,335,782)	$ 989,222

See accompanying notes to financial statements.

HORNBLOWER & WEEKS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$(721,132)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	20,289
Non-cash portion of client settlements	250,000
(Increase) decrease in operating assets:	
Due from clearing broker	156,240
Securities owned, at market value	(215,112)
Income and payroll tax refund receivables	484,655
Deferred tax asset	(290,000)
Other assets	210,988
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(87)
Securities sold, but not yet purchased	(21,464)
Income taxes payable	(2,115)
Total adjustments	593,394
Net cash used in operating activities	(127,738)
Cash flows from financing activities:	
Net payments – short term borrowings –bank	(3,407)
Net payments – note payable – regulatory agency	(15,548)
Additional contributed capital	176,497
Net cash provided by financing activities	157,542
Net increase in cash	29,804
Cash, beginning of year	78,327
Cash, end of year	$ 108,131
Supplemental disclosure of cash flow information:	
Interest paid	$ 70,553
Income taxes paid	2,534
Supplemental disclosure of non-cash flow activities:	
Accounts payable and accrued expenses	$ 200,000
Note payable – customer settlement	50,000

See accompanying notes to financial statements.

HORNBLOWER & WEEKS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note (1) Summary of significant accounting policies:

(A) Description of business:

Hornblower & Weeks, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the National Association of Securities Dealers, Inc. ("NASD"), Securities Investor Protection Corp. ("SIPC"), and Municipal Securities Rule Board ("MSRB"). The Company executes principal and agency transactions in listed and over-the-counter securities, makes markets in over-the-counter equities, and performs custodial functions related to their services. The Company also provides investment-banking services.

The Company is a wholly owned subsidiary of Hornblower & Weeks Financial Corporation. Effective November 1, 1996, the Company changed its name from Baker Weeks & Co., Inc. to its present form.

(B) Method of accounting:

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis.

Securities owned consist of publicly traded corporate stocks and are carried at market value with unrealized gains and losses reflected in the Statement of Operations.

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2001, there were no cash equivalents.

(C) Use of estimates:

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from the estimates that were used.

HORNBLOWER & WEEKS, INC.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2001

Note (1) Summary of significant accounting policies - cont'd:

(D) Income taxes:

The Company uses the liability method to determine its income tax expenses as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

Note (2) Property and equipment:

Property and equipment consists of the following as of December 31, 2001:

		Estimated Useful Life
Capitalized lease equipment	$ 107,724	5 to 7 years
Leasehold improvements	2,076	Term of lease
	109,800	
Less: Accumulated depreciation	(64,768)	
	$ 45,032	

Depreciation expense was $20,289 for the year ended December 31, 2001.

HORNBLOWER & WEEKS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2001

Note (3) Income taxes:

The Company did not provide any provision for currently payable federal tax, state franchise tax or city general corporation tax, except for required minimum tax amounts, because it has experienced a net operating tax loss in the amount of approximately $996,000 in the current period.

Additionally, the Company has remaining from the tax year ending December 31, 2000, a Federal net operating tax loss carryforward of approximately $440,000 and a total net operating tax loss of approximately $1,960,000 carryforward for state franchise tax and city general corporation tax.

These tax net operating loss carryforwards will expire through 2016. The Company's total deferred tax assets and deferred tax asset valuation allowance relating to these carryforwards at December 31, 2001 are as follows:

	Amount
Total deferred tax assets	$ 1,282,000
Less: valuation allowance	(772,000)
Net deferred tax assets	$ 510,000

Note (4) Concentration of credit risk:

The Company executes securities transactions as principal and agent on behalf of its customers. If either the customer or a counter-party fail to perform, the Company by agreement with its clearing broker may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company maintains fluctuating inventory and cash balances at its independent clearing broker. As of December 31, 2001, net uninsured balances on hand at the clearing firm totaled $763,946. Should the clearing firm experience financial difficulties, the Company's balances in its proprietary accounts could be subject to significant credit risk. The Company also maintains cash balances at a federally insured financial institution. Such balances may exceed insurance limits from time to time.

HORNBLOWER & WEEKS, INC.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2001

Note (5) Short term borrowing - bank:

The Company has a credit line with its bank. Interest accrues at the Prime rate plus 6% and is due in monthly installments of approximately 3% of the outstanding loan balance plus interest. The outstanding balance as of December 31, 2001 was $20,277.

Note (6) Note payable - regulatory agency:

As a settlement to a NASD examination and audit in 1999, the Company agreed to pay the NASD $47,500. There was an initial payment of $11,875 made in 2001, with the balance to be paid in 24 monthly installments of $1,638 beginning in June 2001. The loan bears an interest rate of 10%, and the final payment is due in May 2003.

Note (7) Note payable – customer settlement:

As part of a settlement with a customer, the Company has a promissory note to pay the customer $50,000, in five equal installments of $10,000, commencing in July 2003 and continuing for four successive months through November 2003. The note is non-interest bearing. (See Note 12 to these financial statements.)

Note (8) Regulatory agency examinations:

During the prior year, the NASD performed a routine examination and audit in which the fieldwork was completed in November 2000. The Company was issued a "Letter of Caution" on January 11, 2002 relating to certain deficiencies discovered during the NASD's examination. No fines or penalties were assessed and the Company is working on improving controls to address these issues.

The NASD is also performing another routine examination and audit in which the fieldwork was ongoing as of the opinion date of this report.

HORNBLOWER & WEEKS, INC.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2001

Note (9) Commitments and contingencies:

(A) Operating leases:

The Company leases office space and office equipment under long term operating lease agreements that expire trough December 2009. The following is a schedule of future minimum rental payments required under these operating leases:

Year Ended December 31,	
2002	$ 215,550
2003	229,075
2004	229,075
2005	229,075
2006	229,075
Thereafter	748,825
Total	$ 1,880,675

Rental expense was $241,886 for the year ended December 31, 2001.

(B) Litigation and Arbitration:

The Company is a defendant in several litigation and arbitration proceedings relating to trading activity. The Company believes many of the claims against it are without merit and intends to defend them vigorously. Outside counsel has indicated that, at the present state of the proceedings, they could not offer an opinion as to the probable outcomes of the claims. The amount of loss, if any, related to these claims cannot be reliably estimated.

Note (10) Related party transaction:

The Company paid management fees to Hornblower & Weeks Financial Corporation, the parent company. The total amount paid and expensed during 2001 was $541,326.

Note (11) Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of $228,990, which exceeded its requirement of $100,000 by $128,990.

HORNBLOWER & WEEKS, INC.

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2001

Note (12) Subsequent event:

Subsequent to year-end, the Company entered into an agreement with a customer to settle a dispute arising out of the management of their account. The customer will receive a total of $600,000 plus a percentage of future profits of the Company for the next five years.

The settlement agreement requires an initial payment of $400,000. The Company paid the customer $200,000, which has been accrued as of December 31, 2001 and was paid in January 2002. An unrelated party paid the $200,000 balance of the initial payment.

The balance of the agreement is to be paid through two promissory notes. The first note is from the Company for $50,000, with monthly payments commencing in July 2003. (See Note 7 to these financial statements.) The second note is for $150,000, and is to be paid by the Company's officers and parent company jointly.

HORNBLOWER & WEEKS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

HORNBLOWER & WEEKS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Computation of Net Capital

Stockholder's equity	$ 989,222
Non-allowable assets:	
Property and equipment – net	45,032
Income and payroll tax refund receivables	17,077
Deferred tax asset	510,000
Other assets	108,113
Total non-allowable assets	680,222
Net capital before haircuts on proprietary positions	309,000
Haircuts on proprietary positions	80,010
Net capital	228,990
Minimum net capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $543,078	100,000
Excess net capital	$ 128,990
Ratio of aggregate indebtedness to net capital	2.46 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 422,856
Short term borrowings - bank	20,277
Note payable – regulatory agency	24,452
Note payable – customer settlement	50,000
Income taxes payable	45,492
Total aggregate indebtedness	$ 563,077

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2001):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 493,764
Audit adjustments affecting non-allowable assets	(8,078)
Decrease in haircuts as a result of audit adjustments	17,964
Other audit adjustments	(274,660)
Net capital per above	$ 228,990

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors
Hornblower & Weeks, Inc.
New York, New York

In planning and performing our audit of the financial statements of Hornblower & Weeks, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for the Company improving firm supervisory procedures primarily relating to order tickets, commission charges to customers and trade execution. In addition, the Company must institute controls to ascertain that these procedures are followed.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 20, 2002

HORNBLOWER & WEEKS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2001

HORNBLOWER & WEEKS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2001

CONTENTS